SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-3954
                           NOTIFICATION OF LATE FILING

(Check One): [X ] Form 10-K    [_] Form 11-K    [_] Form 20-F   [_] Form 10-Q
             [_] Form N-SAR

                  For Period Ended:  December 31, 1999

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________
   Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION
THCG, INC.
Full Name of Registrant


Former Name if Applicable

650 Madison Avenue, 21st Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)    The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

[X]         (b)    The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[  ]       (c)     The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file timely its Form 10-K because the Registrant is doing its first audit since its acquisition of Tower Hill Securities, Inc. on November 1, 1999, which acquisition was treated as a reverse acquisition for accounting purposes. The Registrant's independent certified public accounting firm, Richard A. Eisner & Company LLP, is therefore integrating the financial statements of Tower Hill Securities, Inc. and the Registrant for the first time. Tower Hill Securities, Inc. was audited by another accounting firm in the past. The transition and integration is taking longer than a traditional audit. In addition, the Registrant has been unable to obtain and complete its review of certain financial information relating to one of its subsidiaries. The Registrant believes at this time that its Form 10-K will be filed within the grace period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Joseph D. Mark           212                 223-0440
         -----------------------------------------------------------------------
             (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes     [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment I.

                                      -2-

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                                   THCG, INC.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 30, 2000                    By: /s/ Joseph D. Mark
                                             ---------------------------------
                                          Name:  Joseph D. Mark
                                          Title: Co-Chief Executive Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

                                  Attachment I

         The Registrant anticipates that the consolidated statements of operations to be included in the Form 10-K will reflect an increase of approximately 262% in revenues to approximately $7.7 million and an increase from no net income to approximately $1.3 million of net income for the year ended December 31, 1999 from the nine months ended December 31, 1998. This significant change is due to the facts that (i) the Registrant's level of business increased during the fourth quarter of the fiscal year ended December 31, 1999; (ii) some of the Registrant's securities appreciated significantly in value; and (iii) the fiscal year ended December 31, 1998 consisted of nine months, whereas the fiscal year ended December 31, 1999 consisted of twelve months.